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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC. AND SUBSIDIARIES

	For the Year Ended December 31,
	2007		2006		2005		2004		(Restated) 2003
	(Dollars in thousands)
Income (loss) from operations before income taxes	$72,238		$52,953		$29,116		$8,643		$(12,212)
Add (subtract):
Capitalized interest	(1,179)		(682)		(91)		(1,922)		—
Amortization of capitalized interest	435		294		246		24		—
Fixed charges (see calculation below)	22,897		20,259		26,803		31,985		29,496

Income (loss) from operations before income taxes as adjusted	$94,391		$72,824		$56,074		$38,730		$17,284

Fixed charges:
Interest expense, net	$13,157		$12,447		$22,754		$22,297		$23,724
Interest income	4,023		3,589		1,403		692		1,003
Capitalized interest	1,179		682		91		1,922		—
Amortization of capitalized interest	(435)		(294)		(246)		(24)		—
Preferred stock dividend	332		314		317		5,684		3,063
Portion of the operating lease rental expense deemed to be representative of the interest factor	4,641		3,521		2,484		1,414		1,706

Fixed charges	$22,897		$20,259		$26,803		$31,985		$29,496

Ratio of earnings to fixed charges(1)	4.1	x	3.6	x	2.1	x	1.2	x	0.6	x

(1)
During the year ended December 31, 2003, earnings were not sufficient to cover fixed charges and the deficiency for the year was $12.2 million.

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  EXHIBIT 12.1